Exhibit 99.1

PRESS RELEASE

Aspen Declares Dividends on Preference Shares

Hamilton, Bermuda, September 2, 2025 – Aspen Insurance Holdings Limited (“Aspen,” “our” or the “Company”) (NYSE: AHL) announced today that its Board of Directors has declared the following dividends on its Preference Shares:

•Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per preference share (NYSE: AHL PRD);

•Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1,000th interest in a preference share, with a $25 liquidation preference per depositary share (NYSE: AHL PRE), with holders of such depository shares to receive $0.35156 per depositary share; and

•Dividend of $437.50 per share on its 7.00% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1,000th interest in a preference share, with a $25 liquidation preference per depositary share (NYSE: AHL PRF), with holders of such depository shares to receive $0.4375 per depositary share.

The above dividends will be payable on October 1, 2025 to holders of record as of the close of business on September 15, 2025. Amounts in this press release are presented in U.S. dollars.

- Ends -

About Aspen Insurance Holdings Limited

Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. These important risks include, but are not limited to, the following: the occurrence of natural disasters, severe weather events and other catastrophe events, as well as outbreaks of pandemic or contagious diseases; unanticipated losses from war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults; global climate change, as well as increasing laws, regulation and litigation in the area of climate change; cyclical changes in the reinsurance and insurance industries; reinsurers not reimbursing us for claims on a timely basis, or at all, or associated coverage disputes; the reliance on the assessment and pricing of individual risks by third parties; the failure of any risk management and loss limitation methods we employ; if actual claims exceed our loss reserves; economic or social inflation; interest rate, credit, and real estate related risks within our investment portfolio; the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations; competition and consolidation in the (re)insurance industry; the Company’s ability to maintain its financial strength ratings; the Company’s reliance on a small number of brokers; political, regulatory, governmental and industry initiatives and the inability of third parties with whom we do business to appropriately manage their risks; if our internal controls over financial reporting have gaps or other deficiencies; management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team; our ability to rely on exemptions from certain of the New York Stock Exchange corporate governance standards as a result of our foreign private issuer and “controlled company” status; a failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks or through the incorporation of artificial intelligence; the impact of compliance obligations with applicable laws, rules and regulations related to being a public company, and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by us that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

For further information:
Aspen Insurance Holdings Limited
Mariza Costa, Head of Investor Relations
Mariza.Costa@Aspen.co
+1 201 539 2668

Media
Jo Scott
Group Head of Corporate Communications
Jo.Scott@aspen.co
+44 20 7184 8000